

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 18, 2006

Mr. Lewis Gould, CEO
Q.E.P. Co., Inc.
1001 Broken Sound Parkway NW, Suite A
Boca Raton, FL 33487

Re: Q.E.P. Co., Inc.   File No. 0-21161
February 28, 2006 Form 10-K filed June 13, 2006

Dear Mr. Gould:

We have completed our review of your 2/28/06 Form 10-K and related filings and have no further comments at this time.

Sincerely,

Nili Shah
 Accounting Branch Chief